SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In gigawatt hours)			Power Sales (In billions of Won)
Period	Demand by Type of Usage	November 2009	November 2010	Year on year growth	November 2009	November 2010	Year on year growth
	Residential	6,590	6,714	1.9%	640	673	5.1%
	Commercial	6,889	7,420	7.7%	682	726	6.5%
For	Educational	543	594	9.4%	46	54	19.0%
November	Industrial	18,110	20,010	10.5%	1,390	1,669	20.1%
	Agricultural	1,114	1,084	-2.7%	41	42	2.1%
	Street-lighting	285	284	-0.3%	21	23	8.6%

	Total	33,531	36,106	7.7%	2,820	3,187	13.0%

	Residential	70,887	75,165	6.0%	6,959	7,780	11.8%
	Commercial	81,589	88,965	9.0%	8,041	8,763	9.0%
From January	Educational	5,738	6,687	16.5%	481	580	20.6%
To	Industrial	188,151	211,582	12.5%	13,803	16,070	16.4%
November	Agricultural	8,809	9,688	10.0%	371	412	11.2%
	Street-lighting	2,666	2,782	4.3%	205	228	10.4%

	Total	357,840	394,869	10.3%	29,860	33,833	13.3%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name: Shin, Chang-Keun
Title: Vice President

Date: December 15, 2010